SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION OF RELATED-PARTY TRANSACTIONS

Parties	Odebrecht S.A. (“Seller”), Odebrecht Utilities S.A. (“OU”) and Braskem S.A. (“Braskem”).
Relationship with the issuer	Seller directly and indirectly holds shares representing a total of approximately 50.1% of the voting capital stock and 38.3% of the total capital stock of Braskem.
Purpose

Acquisition, by Braskem, (a) of one million, two hundred sixty-nine thousand, two hundred ninety (1,269,290) common shares issued by Cetrel S.A. (“Cetrel”), all registered and without par value, representing 63.66% of Cetrel’s total and voting capital, and (b) indirectly, of the controlling interest in Distribuidora de Água Camaçari S.A. (“DAC”), considering that all shares issued by DAC are currently held by Cetrel. (“Transaction”).

Main terms and conditions

Price: The reference price paid by Braskem to Seller on October 2, 2017 was six hundred and ten million reais (R$610,000,000), which is still subject to adjustment for the final working capital and final net debt amount for settlement purposes, to be determined in the audited financial statements;

Conditions Precedent: The Transaction is pending the verification of certain conditions precedent, including: (i) approval by Braskem’s Annual Shareholders’ Meeting; and (ii) the transfer, to Cetrel, of all incineration and co-processing activities of Cetrel-Lumina Tecnologia e Engenharia Ambiental Ltda. (Corporate Taxpayer ID – CNPJ no. 07.981.796/0001-50) and its respective assets.

Joint Liability: The obligations of the Seller and OU established in the Share Purchase and Sale Agreement and Other Covenants (“Agreement”) are jointly undertaken by both, expressly waiving any of the typical benefits, including obligations to indemnify Braskem as provided for in the agreement.

Agreement execution date

The Agreement was signed on March 22, 2017, the 1st Amendment to the Agreement was signed on June 30, 2017, and the 2nd Amendment to the Agreement was signed on July 21, 2017.

Settlement was on October 2, 2017, after the Conditions Precedent were fulfilled.

Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Seller, its partners and managers did not participate in Braskem's decision process or in the negotiations for the Transaction as Braskem representatives.

The Transaction was approved by the Board of Directors on January 27, 2017, with the director, who is a manager of Seller, abstaining from voting.

Also in this regard, the Transaction was approved in Braskem's Extraordinary Shareholders' Meeting held on September 29, 2017, with Seller and the shareholder Odebrecht Serviços e Participações S.A., an indirect subsidiary of the Seller, abstaining from voting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

All terms and conditions of the Transaction were negotiated in accordance with market standards and on an arm’s length basis, supported by the valuation reports of Cetrel's shares prepared by specialized independent companies, in accordance with governing law. Furthermore, specialized independent companies were engaged to provide complementary studies to support the Transaction's valuation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.